Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, November 15, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 8 to November 12, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08.11.2021	897,788	43.7115	39,243,684	XPAR
08.11.2021	416,795	43.7087	18,217,578	CEUX
08.11.2021	105,535	43.7100	4,612,937	TQEX
08.11.2021	87,200	43.7031	3,810,910	AQEU
09.11.2021	834,229	43.6917	36,448,871	XPAR
09.11.2021	215,000	43.7216	9,400,149	CEUX
09.11.2021	45,000	43.6530	1,964,387	TQEX
09.11.2021	50,000	43.7318	2,186,589	AQEU
10.11.2021	426,150	44.0316	18,764,061	XPAR
10.11.2021	93,627	44.0279	4,122,198	CEUX
10.11.2021	20,821	44.1088	918,389	TQEX
10.11.2021	20,993	44.1124	926,052	AQEU
11.11.2021	508,461	43.7858	22,263,378	XPAR
11.11.2021	116,221	43.7658	5,086,500	CEUX
11.11.2021	4,840	43.7946	211,966	TQEX
11.11.2021	10,000	43.8124	438,124	AQEU
12.11.2021	649,899	43.4080	28,210,840	XPAR
12.11.2021	199,814	43.4352	8,678,957	CEUX
12.11.2021	30,000	43.5087	1,305,260	TQEX
12.11.2021	45,000	43.4521	1,955,343	AQEU
Total	4,777,373	43.6989	208,766,173

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com